Exhibit 2.1

AMENDMENT TO EQUITY PURCHASE AGREEMENT

This Amendment to Equity Purchase Agreement (this “Amendment”) is made and executed as of August 14, 2012 by and among Highacheive Holdings Limited, a limited liability company organized under the laws of British Virgin Islands (“Highacheive”), Fullbright Finance Limited, a limited liability company organized under the laws of British Virgin Islands (“Fullbright”), Suzhou Erye Economy & Trading Co., Ltd., a limited liability company organized under the laws of the People's Republic of China (“EET”; together with Highacheive, each a “Purchaser” and collectively, the “Purchasers”), NeoStem, Inc., a Delaware corporation (“NeoStem”), China Biopharmaceuticals Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of NeoStem (the “Seller”; together with NeoStem, each a “Seller Party” and collectively, the “Seller Parties”), and Suzhou Erye Pharmaceutical Co., Ltd., a Sino-foreign equity joint venture with limited liability organized under the laws of the People's Republic of China (the “Company”; together with the Purchasers and the Seller Parties, each a “Party” and collectively, the “Parties”).

BACKGROUND

WHEREAS, the Parties entered into that certain Equity Purchase Agreement dated as of June 18, 2012 (the "Agreement"), pursuant to which the Seller agreed to sell its 51% ownership interest in the Company (the “Erye Interest”) to the Purchasers;

WHEREAS, pursuant to the Assignment dated June 30, 2012, by and between Fullbright and Highacheive, a copy of which is attached hereto as Exhibit A, Fullbright assigned all its rights and obligations under the Agreement (except for its obligations under Sections 2.2(B), 2.6(b) and 5.1(c) of the Agreement) to Highacheive;

WHEREAS, Section 5.5 of the Agreement requires that NeoStem seek its shareholder approval of the Agreement and the Transaction in accordance with its Governing Documents and the applicable laws and regulations and shall promptly notify the Purchasers and the Company of the result of its shareholder voting with respect to this Agreement and the Transactions;

WHEREAS, pursuant to Section 6.1(a) of the Agreement, it is a condition precedent to the Closing of the Transaction that NeoStem shall have obtained the NeoStem Shareholder Approval; and

WHEREAS, subsequent to the execution of the Agreement, (1) NeoStem determined that NeoStem Shareholder Approval is not necessary for the consummation of the Transaction, and (2) the parties determined to amend and clarify the payment terms.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
WAIVER AND AMENDMENT

Section 1.1    Definitions. All capitalized terms used but not defined herein shall have the same meanings as set forth in the Agreement, except as provided in Section 1.4.

Section 1.2    Waiver of NeoStem Shareholder Approval. Subject to Section 1.3 hereof, the Parties hereby waive the requirement set forth in Section 5.5 and the condition set forth in Section 6.1(a) of the Agreement so that Sections 5.5 and 6.1(a)

shall be deemed to have been deleted from the Agreement. In addition, all references to the term “NeoStem Shareholder Approval” shall be deemed to have been deleted from the Agreement.

Section 1.3    Indemnification.     In addition to the indemnification provided by the Seller Parties pursuant to Section 8.2 of the Agreement, the Seller Parties shall indemnify the Purchasers and their respective Affiliates against, and agree to hold them harmless from, any Loss, as incurred (payable promptly upon written request), arising out of or in any way related to any action, suit, claim, trial, demand, investigation, arbitration or other proceeding by any Person in connection with the Seller Parties' decision in not seeking or obtaining NeoStem Shareholder Approval with respect to the Agreement and the Transaction.

Section 1.4 Purchase Price Payments  and MOFCOM Transfer Approval Process.
(a) The Parties wish to amend the payment terms and to clarify the timing of payment with respect to the MOFCOM Transfer Submission.
 (b) Section 2.2(A)(iii) is amended to provide that the Onshore Second Purchase Price Payment shall be paid by the Purchasers into the Onshore Escrow Account no later than August 14, 2012, New York Time, and  EET represents that it has deposited the Onshore Second Purchase Payment in the Onshore Escrow Account as of the execution of this Amendment. EET agrees to, with three (3) Business Days following the execution of this Amendment, cause the RMB equivalent of One Million Two Hundred Twenty Eight Thousand U.S. Dollars ($1,228,000) (the “Additional Deposit”) to be deposited in the Onshore Escrow Account against its obligation to make the Third Purchase Price Payment.  The Purchasers have prepared and executed the following documents, and the Seller Parties shall, within three (3) Business Days following the deposit of the Additional Deposit, deliver or cause to be delivered the following documents upon such additional deposit: (i) the Simplified Agreement, a copy of which is attached hereto as Exhibit B, duly executed by the Seller in six (6) original copies and duly sealed with the corporate seal of the Seller, (ii) the Letter of Termination, terminating the appointment of each of Robin L. Smith, Eric Wei and Mingsheng Shi as director of the Board of Directors of the Company effective upon Closing, a copy of which is attached hereto as Exhibit C, duly executed by the Seller in six (6) original copies and each duly sealed with the corporate seal of the Seller, (iii) the resolutions of the Board of directors of the Seller, a copy of which is attached hereto as Exhibit D, duly executed by the directors of the Board of Directors of the Seller in six (6) original copies and each duly sealed with the corporate seal of the Seller (iv) the resolutions of the Board of Directors of the Company, a copy of which is attached hereto as Exhibit E, duly executed by Robin L. Smith and Eric Wei, in their respective capacity as directors of the Board of Directors of the Company in six (6) original copies. The Parties agree that if any Party shall fail to comply with the foregoing requirement, such failure shall constitute a material breach of the Agreement as amended by this Amendment.
 (c) MOFCOM Transfer Approval requires three separate filings at different levels of government in the following order: Xiang Cheng District, Suzhou City, and Jiangsu Province.  For all purposes of the Agreement, the MOFCOM Transfer Submission Date shall mean the initial MOFCOM filing with MOFCOM Xiang Cheng District counterpart, except that (i) for purposes of the time to make the balance of the Third Purchase Price Payment under Section 2.2(A)(iv) in the amount of an RMB equivalent of Four Million Nine Hundred Twelve Thousand U.S. Dollars (US$4,912,000), the Third Purchase Price Payment Date shall be no later than the day prior to the date of the MOFCOM Transfer Submission to the MOFCOM Jiangsu provincial counterpart, which, for purpose of clarification, shall not be construed to require the balance of the Third Purchase Price Payment to be made at the time of MOFCOM Transfer Submission at the MOFCOM Xiang Cheng District counterpart or the MOFCOM Suzhou City counterpart, and (ii) notwithstanding anything to the contrary provided in the Agreement, the Company shall not be required to notify or seek approval from the Seller Parties for any MOFCOM Transfer Submission except with respect to the MOFCOM Jiangsu provincial counterpart.  The Parties shall use their respective reasonable commercial efforts to cooperate with the Company for all three levels of the MOFCOM Transfer Submission, including without limitation, responding to comments made by all three levels of MOFCOM, making amendments to any regulatory filings submitted to MOFCOM and providing additional material required for purposes of the MOFCOM Transfer Submission, and executing documents required by MOFCOM for purpose of such submission.
 (d) Section 5.1(i) of the Agreement shall be amended to require, notwithstanding the lack of need for shareholder approval by NeoStem, that the Company be required to provide NeoStem with the Readiness Notice solely for purpose of making the MOFCOM Transfer Submission to the MOFCOM Jiangsu provincial counterpart and the Company shall not make MOFCOM Transfer Submission to the MOFCOM Jiangsu provincial counter part until NeoStem confirms via electronic transmission that it agrees that all conditions to such submission, including an acknowledged receipt by the Onshore Escrow Agent of all payments described above, have been satisfied, which confirmation will not be unreasonably withheld or delayed.

ARTICLE 2
GENERAL MATTERS

Section 2.1    Further Assurances. Each Party represents to the others that it has fulfilled all covenants and obligations required of it under the Agreement through the date hereof. Highacheive and Fullbright represent and warrant to the Sellers that the assignment annexed as Exhibit A has been duly authorized by all requisite action by Highacheive and Fullbright, and that the assignment is a legal, valid and binding obligation of Highacheive and Fullbright enforceable by all of the Parties hereto. Highacheive hereby makes all representations and warranties to the Seller Parties set forth in Article 4 of the Agreement as if it were an original party thereto༌¬and agrees to assume all liabilities and perform all obligations and covenants of Fullbright under the Agreement as if it were an original party to the Agreement (except for Fullbright's obligations under Sections 2.2(B), 2.6(b)(ii)(b) and 5.1(c) of the Agreement).

Section 2.2    Entire Agreement. Except as provided herein, the Agreement contains the entire agreement among the Parties with respect to the subject matter thereof and remains in full force and effect.

Section 2.3    Counterparts. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section 2.4    Language. This Amendment is prepared in both English and Chinese.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

SUZHOU ERYE ECONOMY & TRADING CO., LTD.	FULLBRIGHT FINANCE LIMITED

By: /s/Shi Mingsheng	By:	/s/ Shi Mingsheng
Name: Shi Mingsheng		Name: Shi Mingsheng
Title: Chairman

CHINA BIOPHARMACEUTICALS HOLDINGS, INC.	NEOSTEM, INC.

By: /s/ Robin Smith ____________________________________	By:	/s/ Robin Smith
Name: Robin L. Smith, M.D.		Name: Robin L. Smith., M.D.
Title:		Title: CEO

SUZHOU ERYE PHARMACEUTICAL CO., LTD.	HIGHACHEIVE HOLDINGS LIMITED

By: /s/ Zhang Zian	By: /s/ Judy Yue Zhang
Name: Zhang Jian	Name:
Title: General Manager	Title:

LIST OF EXHIBITS

1.	Exhibit A - Assignment

2.	Exhibit B - Simplified Agreement

3.	Exhibit C- Letter of Termination

4.	Exhibit D - Board Resolutions of the Seller

5.	Exhibit E- Board Resolutions of the Company